November 14, 2005

via U.S. mail and facsimile to (602) 437-1681

Mr. Clint Tryon
Principal Accounting Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D-11
Phoenix, AZ 85040

	RE:	Meadow Valley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

		File No. 0-25428

Dear Mr. Tryon:

      We have reviewed your response letter dated October 6, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2004

12. Income Taxes, page 37

1. We have reviewed your response to prior comment 1 in our letter dated September 27, 2005. You state that your federal and state operating loss carryforwards will expire through the years 2024 and
2009, respectively. Please tell us and disclose in future filings a break out of these amounts by year for each of the succeeding fiscal years.

2. We note your deferred tax liabilities at December 31, 2004 and 2003 of $3,243,268 and $2,604,652, respectively. We assume that future reversals of these existing taxable temporary differences will generate sufficient taxable income of the appropriate character in the appropriate timeframe to enable realization of your deferred tax
asset.   If this assumption is correct, please tell us why you
have
recognized a valuation allowance of $444,765 in 2003, as shown in your proposed Schedule II. In addition, in 2004, assuming you assessed realizability of your NOL carryforwards on an unconsolidated basis due to Ready Mix`s IPO, please tell us why you have recognized a valuation allowance for your Construction Services business in the amount of $1,059,032, given the existence of Construction Services` deferred tax liability of $1,483,442. We have calculated this deferred tax liability using the $3,243,268 above less Ready Mix`s deferred tax liability of $1,759,826, as disclosed in its Form S-1.

If our assumption is not correct, please explain, in detail, why you do not believe that the future reversals of your existing taxable temporary differences at December 31, 2004 and 2003 will generate sufficient taxable income of the appropriate character in the appropriate timeframe to enable realization of your deferred tax asset at these dates. Refer to paragraph 21a of SFAS 109.

	3.	We have reviewed your response to prior comment 2 in our
letter dated September 27, 2005. It remains unclear to us how your response to the last bullet in this comment adequately addresses our concerns. We note you have increased your valuation allowance, as shown in your proposed Schedule II in your response to comment 1, by
$312,643 and $614,267 for 2003 and 2004, respectively. These amounts have the effect of increasing your income tax expense for those years. However, your effective tax rate reconciliation in your December 31, 2004 Form 10-K:
* reflects a nil effect in the "Valuation allowance" line, and
* reflects a decrease in income tax expense for 2003 and 2004 in the
"Other" line, which you previously represented related to changes in your valuation allowance.
		Please clarify, in detail, this inconsistency.

4.	We have reviewed your response to prior comments 3 and 4 in
our
letter dated September 27, 2005. Please explain to us why the beginning balance of the valuation allowance at January 1, 2003 of $132,122 does not agree to the disclosures in note 12 of your Form 10-K at December 31, 2002, which indicates that the valuation allowance was zero.













*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Clint Tryon
Meadow Valley Corporation
November 14, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE